FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated May 9, 2019, announcing the changes in Audit & Supervisory Board Members.

2.	Press release, dated May 9, 2019, announcing non-renewal of the Fair Rules for the Acquisition of Substantial Shareholdings.

3.	Flash report, dated May 9, 2019, on the consolidated results for fiscal 2018 (April 1, 2018-March 31, 2019) <under IFRS>.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: May 9, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

May 9, 2019

Nippon Steel Corporation

Notice of Changes in Audit & Supervisory Board Members

This is to announce that, at the meeting of the Board of Directors held today, the candidate for the Audit & Supervisory Board Member to be submitted to the 95th Annual Shareholders Meeting scheduled to be held in late June 2019 was decided as follows.

○	Candidate for Audit & Supervisory Board Member to be Submitted to the 95th Annual Shareholders Meeting (scheduled to be held in late June 2019)

<Name>	<Current position>

Hiroshi YOSHIKAWA	President of Rissho University Professor Emeritus, The University of Tokyo

Notes:	Mr. Yoshikawa, a new candidate for the Audit & Supervisory Board, meets the requirements of an outside Audit & Supervisory Board Member as set forth in Article 2, Item 16 of the Companies Act.

Katsunori Nagayasu, the Audit & Supervisory Board Member, will retire at the end of the 95th Annual Shareholders Meeting scheduled to be held in late June 2019.

May 9, 2019

To Whom It May Concern

Company Name:	Nippon Steel Corporation

Representative:	Eiji Hashimoto

Representative Director and President

(Code Number:	5401, First Section of the TSE, First Section of the NSE, FSE, and SSE)

Contact:	Fumiaki Ohnishi

General Manager, Public Relations Center

(Telephone:	+81-3-6867-2135, 2146, 2977, 3419)

Notice Regarding Non-Renewal of the Fair Rules for the Acquisition of Substantial

Shareholdings (Takeover Defense Measures for the Protection and Enhancement of

Shareholders’ Common Interests)

Nippon Steel Corporation (the “Company”) has resolved, at the meeting of its Board of Directors held today, not to renew the Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measures for the Protection and Enhancement of Shareholders’ Common Interests) (the “Plan”), whose effective term expires at the closing of the ordinary general meeting of shareholders to be held in June 2019 (the “General Meeting of Shareholders”).

The Company adopted the Plan in March 2006, in order to protect and enhance the common interests of its shareholders, and since that time has continued the Plan to date through several revisions and renewals.

In the meantime, the Company has been striving to enhance its corporate value through implementing the business integration of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd., making Nisshin Steel Co., Ltd. a wholly owned subsidiary, making Ovako AB and Sanyo Special Steel Co., Ltd. a subsidiary, executing the joint acquisition of Essar Steel India Limited in cooperation with ArcelorMittal (planned) and other efforts. The Company intends to further enhance its corporate value by steadily implementing the 2020 Mid-Term Management Plan launched in March 2018, further improving its capabilities in terms of technology, cost and being global, and continuously advancing towards becoming “the best steelmaker with world-leading capabilities.”

While implementing these measures, the Company has decided not to renew the Plan, whose effective term expires at the closing of the General Meeting of Shareholders, as a result of deliberation considering recent situations, as well as opinions raised by shareholders including domestic and overseas institutional investors, regarding takeover defense measures.

Even after the termination of the Plan, in the event a third party proposes the acquisition of substantial shareholdings in the Company or other related activities, the Company will make efforts to enable its shareholders to make an appropriate informed judgment based on sufficient information and with a reasonable time period to consider such proposal, and if the proposal is reasonably judged to damage the Company’s corporate value, which could result in harm to the common interests of the Company’s shareholders, the Company will aim to protect its corporate value and the common interests of its shareholders by taking prompt and appropriate measures to the extent permitted under the then applicable laws and regulations.

Flash Report

Consolidated Basis

Results for Fiscal 2018

(April 1, 2018—March 31, 2019)

<under IFRS>

May 9, 2019

Company name:	Nippon Steel Corporation
Stock listing:	Tokyo, Nagoya, Sapporo, Fukuoka stock exchanges
Code number:	5401
URL:	https://www.nipponsteel.com/en/index.html
Representative:	Eiji Hashimoto, Representative Director and President
Contact:	Fumiaki Ohnishi, General Manager, Public Relations Center
Telephone:	+81-3-6867-2130
Scheduled date to Ordinary General Meeting of Shareholders:	June 25, 2019
Scheduled date to pay dividends:	June 26, 2019
Scheduled date to submit Securities Report:	June 25, 2019
Preparation of supplemental explanatory materials:	Yes
Holding of quarterly financial results meeting:	Yes (for investment analysts)

(Figures of less than ¥1 million have been omitted.)

1. Consolidated Operating Results, Financial Position and Cash-Flows for Fiscal 2018

(April 1, 2018—March 31, 2019)

(1) Consolidated Operating Results

	(Percentage figures are changes from the same period of the previous fiscal year.)
	Revenue		Business profit (*)		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2018	6,177,947	8.1	336,941	16.7	265,111	(8.2)	248,769	(8.5)	257,579	21.4	251,169	38.9
Fiscal 2017	5,712,965	21.6	288,700	69.9	288,700	37.4	271,760	39.5	212,210	37.4	180,832	31.8

	Total comprehensive income for the year		Basic earnings per share	Diluted earnings per share	Ratio of profit to total equity attributable to owners of the parent	Ratio of profit before income taxes to total assets	Ratio of business profit to revenue	Ratio of operating profit to revenue
	Millions of yen	%	Yen	Yen	%	%	%	%
Fiscal 2018	85,114	(72.7)	281.77	—	7.9	3.1	5.5	4.3
Fiscal 2017	311,759	20.2	204.87	—	6.0	3.6	5.1	5.1

(For reference) Share of profit in investments accounted for using the equity method:	Fiscal 2018	¥86,411 million
	Fiscal 2017	¥65,657 million

(*)

Business Profit on Consolidated Statements of Profit or Loss indicates the results of sustainable business activities, and is an important measure to compare and evaluate the Company’s consolidated performance continuously. It is defined as being deducted Cost of sales, Selling general and administrative expenses and Other operating expenses from Revenue, and added Equity in profit of unconsolidated subsidiaries and affiliates and Other operating income. Other operating income and expenses is composed mainly of Dividend income, Foreign exchange gains or losses, Loss on disposal of fixed assets.

(2) Consolidated Financial Position

	Total assets	Total equity	Total equity attributable to owners of the parent	Ratio of total equity attributable to owners of the parent to total assets	Total equity attributable to owners of the parent per share
	Millions of yen	Millions of yen	Millions of yen	%	Yen
Fiscal 2018	8,049,528	3,607,367	3,230,788	40.1	3,509.72
Fiscal 2017	7,756,134	3,524,896	3,136,991	40.4	3,554.21

(3) Consolidated Statements of Cash-Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal 2018	452,341	(381,805)	(42,900)	163,176
Fiscal 2017	485,539	(363,170)	(104,969)	142,869

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	End of fiscal year	Fiscal year
	Yen	Yen	Yen	Yen	Yen
Fiscal 2017	—	30.00	—	40.00	70.00
Fiscal 2018	—	40.00	—	40.00	80.00
Fiscal 2019 (Forecasts)	—	—	—	—	—

	Cash dividends	Ratio of cash dividends to profit	Ratio of cash dividends to total equity attributable to owners of the parent
	Millions of yen	%	%
Fiscal 2017	61,872	34.2	2.0
Fiscal 2018	72,236	28.4	2.3
Fiscal 2019 (Forecasts)		—

Notes:

The Company has not determined a dividend distribution plan for fiscal 2019 due to the inability to establish reasonable earnings forecasts. The dividend distribution plan will be disclosed when it becomes available.

3. Consolidated Financial Forecasts for Fiscal 2019 (April 1, 2019—March 31, 2020)

The earnings forecasts for fiscal 2019 are not presented because the outlook has not been determined due to the difficulty formulating reasonably accurate estimates at this time. For further details, please refer to page 7,“(2) Outlook for Fiscal 2019” of “1. Summary of Results of Operations.”

* Notes

(1) Changes in significant subsidiaries during the period: Yes

 Number of newly consolidated: 1    Company name: Sanyo Special Steel Co., Ltd.

 Number of excluded from consolidation: 0

(2) Changes in accounting policies and changes in accounting estimates

 (a) Changes in accounting policies required by the IFRS: Yes

 (b) Changes other than those in (a) above: None

 (c) Changes in accounting estimates: None

(3) Number of shares issued (common shares)

 (a) Number of shares issued at the end of the period (including treasury stock)

Fiscal 2018	950,321,402 shares
Fiscal 2017	950,321,402 shares

 (b) Number of treasury stock at the end of the period

Fiscal 2018	29,797,955 shares
Fiscal 2017	67,710,915 shares

 (c) Average number of shares issued during the term

Fiscal 2018	891,387,729 shares
Fiscal 2017	882,629,157 shares

(For Reference) A Summary of Non-Consolidated Operating Results and Financial Position for Fiscal 2018

   (April 1, 2018—March 31, 2019)

(1) Non-Consolidated Operating Results

	(Percentage figures are changes from the same period of the previous fiscal year.)
	Net sales		Operating profit		Ordinary profit		Profit for the year
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2018	3,562,226	9.0	25,114	291.9	112,319	4.8	145,319	22.9
Fiscal 2017	3,266,686	9.8	6,408	—	107,213	122.7	118,275	184.7

	Earnings per share	Diluted earnings per share
	Yen	Yen
Fiscal 2018	162.79	—
Fiscal 2017	133.81	—

(2) Non-Consolidated Financial Position

	Total assets	Net assets	Ratio of shareholders’ equity to total assets	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2018	5,462,897	2,072,452	37.9	2,247.72
Fiscal 2017	5,194,163	2,024,648	39.0	2,290.62

(For reference) Shareholders’ equity:	Fiscal 2018	¥ 2,072,452 million
	Fiscal 2017	¥ 2,024,648 million

(Note)

The company adopted “Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan (“ASBJ”) Guidance No. 28, February 16, 2018) in the beginning of the fiscal year, and reclassified differed tax asset/ liability into fixed asset/ liability retrospectively. Accordingly, Ratio of shareholders’ equity to total assets for fiscal 2017 was recalculated.

*	This flash report is exempt from the audit procedures.

*	Explanation of the appropriate use of performance forecasts and other related items

(Adoption of IFRS)

The Company has disclosed its consolidated financial results based on International Financial Reporting Standards (IFRS) since fiscal 2018 onwards. Therefore, the financial results for fiscal 2017are reclassified based on IFRS.

For further details, please refer to page 9,“2. Basic Rationale for Selection of Accounting Standards”

(Explanation of the appropriate use of performance forecasts)

The forward-looking statements included in this flash report are based on the assumptions, forecasts, and plans of the Company as of the date on which this document is made public. The Company’s actual results may differ substantially from such statements due to various risks and uncertainties.

1. Summary of Results of Operations

(1) Summary of Results of Operations and Financial Position for Fiscal Year Ended March 31, 2019 (Fiscal 2018)

Overview of Conditions in Fiscal 2018

The global economy as a whole showed gradual growth during fiscal 2018, with ongoing economic growth in the United States and a continued stable economic trend in emerging countries in general, while China’s economy showed some signs of a slowdown. The Japanese economy continued its modest recovery, with ongoing improvement in the employment environment and an increase in capital investment.

Domestic demand for steel remained solid in areas such as the automotive industry, and the overall demand for steel overseas increased. The domestic market remained strong in general on the back of solid demand and, the overseas market as a whole also remained firm despite a temporary decline in the third quarter.

In this business environment, the Nippon Steel & Sumitomo Metal (NSSMC) Group carried out various measures that were devised in its 2020 Mid-Term Management Plan established in March 2018. These measures were in line with the following five initiatives that were identified as activities to be tackled in the medium to long term: delivering materials and solutions responsive to changes in society and industry; strengthening and expanding the global business; continuing to strengthen the “manufacturing capabilities” of domestic mother mills; utilizing advanced IT in steelmaking processes; and contributing to the achievement of a sustainable society (SDGs).

Operating Results by Business Segment in the Fiscal 2018

The NSSMC Group’s business segments strived to respond to the changing business environment and to improve sales and earnings. An overview of operating results by business segment is shown below.

The Chemicals segment and New Materials segment were merged to form the Chemicals and Materials segment after Nippon Steel Chemical & Material Co., Ltd. was established in October 2018 following the merger of Nippon Steel & Sumikin Chemical Co., Ltd. and Nippon Steel & Sumikin Materials Co., Ltd.

	(Billions of yen)
	Revenue		Business Profit
	Fiscal 2018	Fiscal 2017	Fiscal 2018	Fiscal 2017
Steelmaking and Steel Fabrication	5,454.5	5,017.2	274.6	245.7
Engineering and Construction	356.7	294.2	9.4	9.1
Chemicals and Materials[1]	247.0	237.8	25.0	17.3
System Solutions	267.5	244.2	26.5	23.2

Total	6,325.8	5,793.5	335.8	295.5

Adjustments[2]	(147.8)	(80.5)	1.1	(6.8)

Consolidated total	6,177.9	5,712.9	336.9	288.7

1	The numbers of Chemicals and Materials segment for Fiscal 2017 are totaled the Chemicals segment and the New Materials segment.
2	Including the amount of adjustment for IFRS

Steelmaking and Steel Fabrication

The Steelmaking and Steel Fabrication segment strived to rebuild its “strength in manufacturing” and “strength in sales and marketing” and restore its profit base, with safety as the foremost priority. In Japan, NSSMC continued to work on building optimal production frameworks, which included Wakayama Works’ shift to advanced blast furnace and Yawata Works’ construction of new continuous casting facilities. NSSMC also carried out ongoing initiatives to maintain and increase the soundness of facilities through the introduction of the latest facilities and refurbishing of existing facilities. Relining of a blast furnace at Hokkai Iron & Coke Corporation, which handles the Muroran Works’ upstream processes, and of a coke oven at the Nagoya Works are among these initiatives. The decline in Japan’s working population was also addressed with activities to secure enough workers and to ensure succession to the next generation. They included promotion of diversity in hiring, succession of technical skills from a long-term perspective, personnel development measures, labor-saving measures (use of IT and automation) to cope with the worker shortage caused by the decline in the population, more stable production, and an increase in productivity.

Concerning overseas operations, NSSMC focused on deploying management resources in markets showing steady growth in demand and fields where it can apply the strengths of its technology and products, seeking to contribute to self-sufficient production in the countries concerned and increasing the profitability of its own overseas businesses at the same time. Since fiscal 2018, NSSMC has carried out and still continues proceedings for the joint acquisition of EssarSteel India Limited, an integrated blast furnace steelmaker in India, with ArcelorMittal to secure an integrated steelworks base in the growing Asian market. Upon completion of the acquisition, NSSMC and AcelorMittal will be able to capitalize on India’s growing steel demand in the medium- to long-term as a steel manufacturer with an integrated steelworks facility in India.

Ongoing initiatives were also carried out to strengthen the group’s business structure. Nisshin Steel Co., Ltd. was made a wholly-owned subsidiary in January 2019 and the NSSMC Group’s stainless steel business was restructured in April by reorganizing and integrating the stainless steel sheet business and the welded stainless steel pipe business, with the aim of further enhancing the competitiveness of these businesses. In the special steel business, Sanyo Special Steel Co., Ltd. became a subsidiary of NSSMC in March and Ovako AB, a Swedish special steel manufacturer that became a wholly-owned subsidiary of NSSMC last June, was again made into a wholly-owned subsidiary of Sanyo Special Steel. These changes are intended to enhance the technological strength and cost competitiveness of our bearing steel and other special steel products.

The Steelmaking and Steel Fabrication segment expanded the provision of solutions, such as in material development and processing technology, to address increasingly diversified, advanced changes in society and industries. In addition to the development of advanced materials, NSSMC has proposed new potentials for steel in a variety of fields. Examples include NSafeTM-AutoConcept, a new concept for next-generation vehicle structures that realizes a reduction in automobile body weight and the enhancement in collision safety by combining parts structure with processing technologies; COR-TENTM, a material with four to eight times the weather resistance of conventional steel, which was adopted in the Second Torii Gate of Izumo Taisha Grand Shrine; and SMart BEAMTM, a lightweight welded steel H-beam that achieves a significant reduction in the weight of steel materials, adoption of which is increasing in construction of roadside convenience stores.

Concerning the promotion of world-leading technology development, at the 65th Okochi Awards, which recognizes outstanding achievements in fields such as production engineering, NSSMC won the Okochi Memorial Production Award for its “development of an ultra-high-tensile material for bridge cables that will reduce impact on the environment.” NSSMC also received two awards at the traditional and prestigious 51st Ichimura Awards, which recognize technical developers who have contributed to progress in science and technology and advancements in industries. Specifically, they were the Ichimura Prize in Industry for Distinguished Achievement for the “development of thick, high-ductility steel plates to improve safety in collisions between boats,” and the Ichimura Prize in Industry against Global Warming for Distinguished Achievement for the “development of high-strength stainless steel for high-pressure hydrogen to accelerate initiatives to achieve a hydrogen society.”

With regard to environmental initiatives, NSSMC has been contributing to the conservation of energy, the reduction of CO2 emissions, and the building of a recycling-oriented society. In fiscal 2018 NSSMC achieved a total of three million tons on an accumulated basis of plastic recycling using its method of converting raw chemical materials in coke ovens that was launched in 2000. This has resulted in a reduction of around 9.6 million tons of CO2 emissions and prevention of around 12 million cubic meters of waste that would otherwise have been sent to landfills.

Furthermore, NSSMC also continued to strive to reduce raw material and fuel costs and improve production yield, from the perspective of cost reduction, and to seek the understanding and cooperation of its customers in adjusting steel product prices, given the surge in raw material prices and other factors. The Steelmaking and Steel Fabrication segment recorded revenue of ¥5,454.5 billion and business profit of ¥274.6 billion.

Engineering and Construction

Nippon Steel & Sumikin Engineering Co., Ltd. (renamed Nippon Steel Engineering Co., Ltd. as of April 1, 2019) builds and operates plants in the steelworks, environmental and energy fields, and provides total engineering technology worldwide in a variety of fields such as large-scale steel structures in buildings, ultra-high-rise buildings and pipelines. In fiscal 2018, due to a steady stream of orders received in the domestic energy field and the continued solid business environment in the domestic construction and environment-related sectors, the company achieved a high-level of orders similar to that in fiscal 2017. Strict control of project execution led to steady progress toward project completions. As a result, the Engineering and Construction segment recorded revenue of ¥356.7 billion and business profit of ¥9.4 billion.

Chemicals and Materials

Nippon Steel Chemical & Material Co., Ltd. was formed through a merger of two group companies in October 2018. The company continued to perform well in both the domestic and overseas markets with its needle coke, the mainstay of its coal tar chemicals business, due to ongoing demand for graphite electrode materials. In the chemicals business, styrene monomer prices fell briefly due to a price decrease and a weaker supply and demand balance for crude oil, but prices are now on a recovery trend. In the functional materials business, some signs of weakness were seen in sales of materials for smartphones and semiconductors, but steady sales were achieved in resists for LCDs, organic EL materials and metal foils. The composite materials business achieved its record-high sales due to a growth in sales of carbon fiber composite materials for the civil engineering and construction fields, primarily in the areas of repairs and reinforcements. The Chemicals and Materials segment posted revenue of ¥247.0 billion and business profit of ¥25.0 billion.

System Solutions

NS Solutions Corporation (renamed Nippon Steel Solutions Co., Ltd. as of April 1, 2019) provides advanced solution services and other comprehensive solutions in the planning, configuration, operation, and maintenance of IT systems for clients in a wide range of business fields. During fiscal 2018, against the backdrop of robust system investments stemming mainly from customers’ advanced operational needs, the company’s business environment continued to be favorable. In addition to developing safe, protective solutions at factories and other work sites that make use of IoT technology and developing platforms to analyze data based on AI technology, NS Solutions proceeded proactively in making changings to the company’s systems following the corporate name change to Nippon Steel Corporation and the reorganization of the group. The System Solutions segment recorded revenue of ¥267.5 billion and business profit of ¥26.5 billion.

Revenue and Profit

Consolidated results for fiscal 2018 were mainly affected by natural disasters such as heavy rains and typhoons, an overall cost increase, stemming from a surge in prices of primary raw materials, rises in costs of commodity materials, other material procurement costs, and distribution costs, and by the negative impact of differences in inventory evaluations by NSSMC and its group companies. Meanwhile, in addition to corporate-wide efforts to implement measures to stabilize facilities and operations and the steady execution of cost reduction measures, positive factors included an improvement in steel product prices, driven mainly by a rise in overseas markets, especially in the first half of fiscal 2018, and profit improvement in business segments other than Steelmaking and Steel Fabrication. As a result, NSSMC posted revenue of ¥6,177.9 billion, business profit of ¥336.9 billion and profit for the year attributable to owners of the parent of ¥251.1 billion.

Assets, Liabilities, Equity, and Cash Flows

Consolidated total assets as of March 31, 2019 were ¥8,049.5 billion, an increase of ¥293.3 billion as compared to as of March 31, 2018. This increase was primarily due to a rise in trade and other receivables of ¥136.2 billion, the inventories of ¥167.2 billion and property, plant and equipment of ¥122.8 billion mainly resulting from acquisition of Sanyo Special Steel Co., Ltd. and Ovako AB, which offset a decrease in other financial assets (non-current) of ¥194.9 billion caused by a fair value decrease and sales of investment securities.

Consolidated total liabilities as of March 31, 2019 were ¥4,442.1 billion, an increase of ¥210.9 billion as compared to as of March 31, 2018. This increase was primarily due to a rise in interest-bearing liabilities of ¥211.4 billion, from ¥2,157.7 billion as of March 31, 2018 to ¥2,369.2 billion as of March 31, 2019.

Consolidated total equity as of March 31, 2019 was ¥3,607.3 billion, an increase of ¥82.4 billion as compared to as of March 31, 2018. This increase was primarily due to profit for the year attributable to owners of the parent of ¥251.1 billion and disposals of treasury stock of 73.3 billion, which offset a decrease in fair value of financial assets measured at fair value through other comprehensive income of ¥86.6 billion, foreign exchange differences on translation of foreign operations of 60.5 billion and dividends of ¥70.7 billion.

As a result, total equity attributable to owners of the parent at the end of fiscal 2018 amounted to ¥3,230.7 billion, and the ratio of interest-bearing debt to total equity attributable to owners of the parent (D/E ratio) was 0.73 times.

Cash flows from operating activities in fiscal 2018 amounted to an inflow of ¥452.3 billion. The main factors were inflows of ¥248.7 billion from profit before income taxes, depreciation and amortization of ¥408.6 billion and adjustment of ¥49.4 billion from losses from reorganization, as well as outflows from an increase in inventories of ¥129.4 billion and income taxes payment of ¥80.8 billion.

Cash flows from investing activities amounted to an outflow of ¥381.8 billion, as outflows from capital investments of ¥438.7 billion, investments in subsidiaries and associates of 38.4 billion such as Sanyo Special Steel Co., Ltd. and Ovako AB, and other items exceeded inflows which included proceeds of ¥87.6 billion from sales of investment securities.

The result was a free cash inflow of ¥70.5 billion in fiscal 2018 (compared to an inflow of ¥122.3 billion in fiscal 2017).

Cash flows from financing activities amounted to an outflow of ¥42.9 billion (compared to an outflow of ¥104.9 billion in fiscal 2017), largely due to the effective increase of interest-bearing debt of ¥134.7 billion after deducting the impact of increase in interest-bearing debt of ¥76.7 billion with the effect of acquisition of Sanyo Special Steel Co., Ltd. and Ovako AB. Other factors included the payment of cash dividends of ¥70.7 billion for the end of fiscal 2017 and 1st half of fiscal 2018.

As a result of these cash flows, cash and cash equivalents at the end of the fiscal year stood at ¥163.1 billion.

Basic Profit Distribution Policy and the Year-End Dividend Distribution

NSSMC’s basic profit distribution policy is to pay dividends from distributable funds at the end of the first half (interim) and second half (year-end) of the fiscal year, in consideration of the consolidated operating results and such factors as capital requirements for investment and other activities aimed at raising corporate value and performance prospects, while also considering the financial structure of the Company on both consolidated and non-consolidated bases.

The Company has adopted a consolidated annual payout ratio target of around 30% as the benchmark for the “payment of dividends from distributable funds in consideration of the consolidated operating results.”

The level of the first-half dividend is determined based on consideration of interim performance figures and forecasts for the full fiscal year performance.

Concerning dividend distribution, in accordance with the basic profit distribution policy described above, NSSMC paid a dividend of ¥40 per share for the end of the first half (interim). Regarding the fiscal year-end dividend, following the previously stated policy and as announced at the time of third quarter performance result (February 6, 2019), the Company now plans to request the approval of the General Meeting of Shareholders to distribute a year-end dividend payment of ¥40 per share (bringing the dividend for the full year to ¥80 per share and representing a consolidated payout ratio of 28.4%).

(2) Outlook for the Fiscal Year Ending March 31, 2020 (Fiscal 2019)

Outlook for Operations in Fiscal 2019

NSSMC anticipates that the overall global economy will continue to grow moderately, as the government in China has been focusing on implementing various measures to support its economy and the United States is likely to sustain stable economic conditions. The Japanese economy is also expected to maintain its recovery, supported by further improvements in the employment environments.

In Japan, demand for steel and steel market prices are forecast to remain firm. While overseas steel demand and market conditions remain strong at present, there is a risk of economic downturn depending on the success or failure of economic measures by the Chinese government and the direction taken regarding the US-China trade issues. Developments will require close monitoring.

NSSMC is unable at this time to establish reasonably accurate earnings estimates for fiscal 2019. This is due to ongoing initiatives to secure appropriate margins that enable us to sustain business, and the fact that NSSMC is under negotiation with customers regarding possible improvement of steel product prices, in light of the impacts of increased costs, stemming from a rise in prices of primary raw materials as well as rises in costs of commodity materials, other material procurement, and distribution. We will disclose earnings forecasts when reasonable estimates become possible.

Through the execution of the 2020 Mid-Term Management Plan, the NSSMC Group will continue to forge manufacturing capabilities in its Japanese mother mills while addressing megatrends sparked by major social and industrial changes such as rapid innovation in IT, automakers’ growing need for lighter and stronger vehicles and a shift to electric and other new energy vehicles. NSSMC is also striving to advance towards its aim of being “the best steelmaker with world-leading capabilities” by further improving its capabilities through tireless pursuit of three elements — technological innovation, cost competitiveness, and global reach — and by “creating the value of steel”.

While NSSMC achieved a certain level of consolidated results in fiscal 2018, its non-consolidated results have stayed at a low level in the last few years, and we recognize that we need to rebuild and strengthen our profit base. With many of its steelworks, which began operation during Japan’s postwar high economic growth period, celebrating a 50-year milestone of their operation, and with a generation change under way in its workforce, NSSMC intends to overcome a major structural reform, which may be described as its second foundation stage, and restore its profit base in order to secure appropriate sales prices to secure appropriate margins that enable us to sustain business.

Specifically, in addition to the steady execution of various measures set out in the Mid-Term Management Plan, which are aimed at rebuilding NSSMC’s “strength in manufacturing” and enhancing its “strength in marketing and sales,” we will further enhance asset compression measures and raise the efficiency of capital investment to reinforce the plan, while promoting drastic measures to strengthen our profit base.

In April 2019 the company name was changed to “Nippon Steel Corporation,” this signifies that while inheriting what biologists call “hybrid vigor,” we will move forward and grow in the world market, as a global steelmaker with origins in Japan.

Outlook for Distribution of Dividends for Fiscal 2019

Nippon Steel has not determined a dividend distribution plan for fiscal 2019 due to the inability to establish reasonable earnings forecasts, as stated above. The dividend distribution plan will be disclosed when it becomes available.

2. Basic Rationale for Selection of Accounting Standards

NSSMC has applied the International Financial Reporting Standards (IFRS) to financial statements for the fiscal year ending March 31, 2018 onwards for purposes such as to increase corporate value through enhancement of global business development and improve international comparability of financial information in capital markets.

The Company has set the date of transition to the IFRS as April 1, 2016 in the Registration Statement on Form F-4 (the “Form F-4”) that the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 2, 2018. The Company has started to prepare its consolidated financial statements by adopting the IFRS since the consolidated fiscal year ending March 31, 2018.

The provisions regarding the first-time adoption, provided in IFRS 1, were adopted to the consolidated financial statements for the consolidated fiscal year ending March 31, 2018 in Form F-4, and the reconciliations from the Japanese GAAP to the IFRS have been prepared for the date of the transition to the IFRS, the consolidated fiscal year ending March 31, 2017, and the consolidated fiscal year ending March 31, 2018.

For this reason, the preparation of the consolidated financial statements for this fiscal year prepared in accordance with the IFRS do not fall under a first-time adoption. Therefore, the Company did not prepare the reconciliations from the Japanese GAAP to the IFRS for this fiscal year, which are required by IFRS 1 to be prepared upon the first-time adoption of the IFRS.

A copy of the registration statement on Form F-4 can be reviewed and obtained on EDGAR, the SEC’s Electric Data Gathering, Analysis, and Retrieval system.

( https://www.sec.gov/Archives/edgar/data/1140471/000119312518316702/0001193125-18-316702-index.htm)

3. Consolidated Financial Statements and Major Notes

(1) Consolidated Statements of Financial Position

	(Millions of Yen)
ASSETS	March 31, 2018	March 31, 2019
Current assets :
Cash and cash equivalents	142,869	163,176
Trade and other receivables	832,040	968,333
Inventories	1,399,821	1,567,116
Other financial assets	19,178	16,915
Other current assets	139,066	143,669
Total current assets	2,532,977	2,859,211

Non-current assets :
Property, plant and equipment	3,123,857	3,246,669
Goodwill	42,263	52,803
Intangible assets	97,131	106,131
Investments accounted for using the equity method	799,239	793,146
Other financial assets	1,007,627	812,668
Defined benefit assets	109,010	82,247
Deferred tax assets	34,944	88,357
Other non-current assets	9,082	8,292
Total non-current assets	5,223,157	5,190,316

Total assets	7,756,134	8,049,528

	(Millions of Yen)
	March 31, 2018	March 31, 2019
LIABILITIES
Current liabilities :
Trade and other payables	1,580,597	1,611,403
Bonds, borrowings and lease liabilities	505,384	515,355
Other financial liabilities	674	1,017
Income taxes payable	45,350	38,719
Other current liabilities	28,189	34,042
Total current liabilities	2,160,194	2,200,538

Non-current liabilities :
Bonds, borrowings and lease liabilities	1,652,371	1,853,876
Other financial liabilities	6,572	6,501
Defined benefit liabilities	173,619	186,755
Deferred tax liabilities	95,351	28,253
Other non-current liabilities	143,127	166,235
Total non-current liabilities	2,071,043	2,241,622

Total liabilities	4,231,238	4,442,160

EQUITY
Common stock	419,524	419,524
Capital surplus	386,867	393,917
Retained earnings	2,141,658	2,300,175
Treasury stock	(132,162)	(58,831)
Other components of equity	321,101	176,000
Total equity attributable to owners of the parent	3,136,991	3,230,788

Non-controlling interests	387,905	376,579

Total equity	3,524,896	3,607,367

Total liabilities and equity	7,756,134	8,049,528

(2) Consolidated Statements of Profit or Loss and

Consolidated Statements of Comprehensive Income or Loss

Consolidated Statements of Profit or Loss	(Millions of Yen)
	Fiscal 2017	Fiscal 2018
Revenue	5,712,965	6,177,947
Cost of sales	(4,948,883)	(5,391,493)

Gross profit	764,082	786,453

Selling, general and administrative expenses	(533,787)	(568,409)
Share of profit in investments accounted for using the equity method	65,657	86,411
Other operating income	91,521	102,606
Other operating expenses	(98,773)	(70,120)

Business profit	288,700	336,941

Losses on natural disaster	—	(22,349)
Losses from reorganization	—	(49,480)

Operating profit	288,700	265,111

Finance income	7,644	6,104
Finance costs	(24,584)	(22,445)

Profit before income taxes	271,760	248,769

Income tax expense	(59,549)	8,809

Profit for the year	212,210	257,579

Profit for the year attributable to :
Owners of the parent	180,832	251,169
Non-controlling interests	31,377	6,409

Earnings per share
Basic earnings per share (Yen)	204.87	281.77

Consolidated Statements of Comprehensive Income or Loss	(Millions of Yen)
	Fiscal 2017	Fiscal 2018
Profit for the year	212,210	257,579
Other comprehensive income
Items that cannot be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income	65,222	(104,557)
Remeasurements of defined benefit plans	19,422	(3,531)
Share of other comprehensive income of investments accounted for using the equity method	5,125	(2,953)

Subtotal items that cannot be reclassified to profit or loss	89,770	(111,042)

Items that might be reclassified to profit or loss
Changes in fair value of cash flow hedges	1,788	1,522
Foreign exchange differences on translation of foreign operations	10,592	(41,256)
Share of other comprehensive income of investments accounted for using the equity method	(2,602)	(21,687)

Subtotal items that might be reclassified to profit or loss	9,778	(61,421)

Total other comprehensive income, net of tax	99,548	(172,464)

Total comprehensive income for the year	311,759	85,114

Comprehensive income for the year attributable to:
Owners of the parent	272,150	84,126
Non-controlling interests	39,609	988

(3) Consolidated Statements of Changes in Equity

Fiscal 2017	(Millions of Yen)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Retained earnings	Treasury stock	Other components of equity
					Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year	419,524	386,869	2,000,336	(132,063)	277,939	—
Changes of the year
Comprehensive income
Profit for the year			180,832
Other comprehensive income					63,963	19,581
Total comprehensive income	—	—	180,832	—	63,963	19,581
Transactions with owners and other
Cash dividends			(66,293)
Purchases of treasury stock				(102)
Disposals of treasury stock		1		3
Changes in ownership interests in subsidiaries		(3)
Transfer from other components of equity to retained earnings			26,783		(7,201)	(19,581)
Business combinations and others				0
Subtotal transactions with owners and other	—	(1)	(39,510)	(98)	(7,201)	(19,581)

Balance at end of the year	419,524	386,867	2,141,658	(132,162)	334,701	—

	Equity attributable to owners of the parent				Non-controlling interests	Total equity
	Other components of equity			Total equity attributable to owners of the parent
	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total
Balance at beginning of the year	(9,253)	(12,117)	256,568	2,931,234	356,072	3,287,307
Changes of the year
Comprehensive income
Profit for the year				180,832	31,377	212,210
Other comprehensive income	2,653	5,118	91,317	91,317	8,231	99,548
Total comprehensive income	2,653	5,118	91,317	272,150	39,609	311,759
Transactions with owners and other
Cash dividends				(66,293)	(7,406)	(73,700)
Purchases of treasury stock				(102)		(102)
Disposals of treasury stock				4		4
Changes in ownership interests in subsidiaries				(3)	(766)	(769)
Transfer from other components of equity to retained earnings			(26,783)			—
Business combinations and others				0	396	397
Subtotal transactions with owners and other	—	—	(26,783)	(66,393)	(7,776)	(74,170)

Balance at end of the year	(6,600)	(6,998)	321,101	3,136,991	387,905	3,524,896

Fiscal 2018	(Millions of Yen)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Retained earnings	Treasury stock	Other components of equity
					Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year	419,524	386,867	2,141,658	(132,162)	334,701	—
Changes of the year
Comprehensive income
Profit for the year			251,169
Other comprehensive income					(104,254)	(4,369)
Total comprehensive income	—	—	251,169	—	(104,254)	(4,369)
Transactions with owners and other
Cash dividends			(70,710)
Purchases of treasury stock				(82)
Disposals of treasury stock		(1,427)		73,656
Changes in ownership interests in subsidiaries		8,477
Transfer from other components of equity to retained earnings			(21,942)		17,573	4,369
Business combinations and others				(242)
Subtotal transactions with owners and other	—	7,050	(92,652)	73,331	17,573	4,369

Balance at end of the year	419,524	393,917	2,300,175	(58,831)	248,020	—

	Equity attributable to owners of the parent				Non-controlling interests	Total equity
	Other components of equity			Total equity attributable to owners of the parent
	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total
Balance at beginning of the year	(6,600)	(6,998)	321,101	3,136,991	387,905	3,524,896
Changes of the year
Comprehensive income
Profit for the year				251,169	6,409	257,579
Other comprehensive income	2,166	(60,586)	(167,043)	(167,043)	(5,420)	(172,464)
Total comprehensive income	2,166	(60,586)	(167,043)	84,126	988	85,114
Transactions with owners and other
Cash dividends				(70,710)	(7,604)	(78,315)
Purchases of treasury stock				(82)		(82)
Disposals of treasury stock				72,228		72,228
Changes in ownership interests in subsidiaries				8,477	(94,092)	(85,614)
Transfer from other components of equity to retained earnings			21,942			—
Business combinations and others				(242)	89,383	89,140
Subtotal transactions with owners and other	—	—	21,942	9,670	(12,314)	(2,643)

Balance at end of the year	(4,433)	(67,585)	176,000	3,230,788	376,579	3,607,367

(4) Consolidated Statements of Cash-Flows

	Millions of yen
	Fiscal 2017	Fiscal 2018
Cash flows from operating activities :
Profit before income taxes	271,760	248,769
Depreciation and amortization	366,565	408,616
Finance income	(7,644)	(6,104)
Finance costs	24,584	22,445
Share of profit in investments accounted for using the equity method	(65,657)	(86,411)
Gains on sales of property, plant and equipment and intangible assets	(9,312)	(5,801)
Losses from reorganization	—	49,480
(Increase) decrease in trade and other receivables	931	(114,662)
(Increase) in inventories	(165,166)	(129,483)
Increase in trade and other payables	92,326	81,058
Other, net	18,674	21,640

Subtotal	527,062	489,547

Interest received	5,644	5,796
Dividends received	45,775	57,088
Interest paid	(26,506)	(19,278)
Income taxes paid	(66,435)	(80,811)

Net cash flows provided by operating activities	485,539	452,341

Cash flows from investing activities :
Purchases of property, plant and equipment and intangible assets	(411,926)	(438,758)
Proceeds from sale of property, plant and equipment and intangible assets	13,908	12,841
Purchases of investment securities	(3,169)	(8,362)
Proceeds from sales of investment securities	39,936	87,693
Purchases of investments in associates	(4,940)	(2,787)
Proceeds from sale of investments in associates	9,522	5,348
Purchases of shares of subsidiaries resulting in change in scope of consolidation	289	(35,658)
Proceeds from sales of shares of subsidiaries resulting in change in scope of consolidation	473	3,575
Loans to associates and others	(6,688)	(11,870)
Collection of loans from associates and others	2,878	3,948
Other, net	(3,455)	2,223

Net cash flows used in investing activities	(363,170)	(381,805)

Cash flows from financing activities :
Increase in short-term borrowings, net	50,026	67,401
Proceeds from long-term borrowings	247,507	285,857
Repayments of long-term borrowings	(257,212)	(192,799)
Proceeds from issuance of bonds	40,000	60,000
Redemption of bonds	(140,000)	(85,700)
Purchases of treasury stock	(96)	(55)
Cash dividends paid	(66,293)	(70,710)
Dividends paid to non-controlling interests	(7,406)	(7,604)
Payments from changes in ownership interests in subsidiaries that do not result in change in scope of consolidation	(740)	(4,874)
Other, net	29,245	(94,415)

Net cash flows used in financing activities	(104,969)	(42,900)

Effect of exchange rate changes on cash and cash equivalents	1,540	(7,328)

Net increase in cash and cash equivalents	18,940	20,306

Cash and cash equivalents at beginning of the year	123,929	142,869

Cash and cash equivalents at end of the year	142,869	163,176

(5) Notes to the Consolidated Financial Statements

(Going Concern Assumption)

None

(Changes in Accounting Policies Required by the IFRS)

The Company has adopted IFRS 15 “Revenue from Contracts with Customers” from the fiscal year ended March 31, 2019.

In applying IFRS 15, the Company elected to apply the cumulative effect transition method where the cumulative effect of applying the standard is recognized at the date of initial application. The Company expects that the adoption of the standard had no significant effect on each amount recognized in the consolidated financial statements.

(Segment Information)

1) Summary of reportable segment

The Company engages in the steelmaking and steel fabrication business and acts as the holding company of the Group. The Group has four operating segments determined mainly based on product and service, which are steelmaking and steel fabrication, engineering and construction, chemicals and materials, and system solutions. Each operating segment shares the management strategy of the Group, while conducting its business activities independently from and in parallel with other companies of the Group. The following summary describes the operations of each reportable segment:

Reportable segment	Principal businesses
Steelmaking and steel fabrication	Manufacturing and marketing of steel products

Engineering and construction	Manufacturing and marketing of industrial machinery and equipment as well as steel structures, performance of construction work under contract, waste processing and recycling, and supplying electricity, gas, and heat

Chemicals and Materials	Manufacturing and marketing of coal-based chemical products, petrochemicals, electronic materials, materials and components for semiconductors and electronic parts, carbon fiber and composite products, and products that apply technologies for metal processing

System solutions	Computer systems engineering and consulting services; IT-enabled outsourcing and other services

2) Information on the amounts of revenue and profit for reportable segments

Fiscal 2017 (April 1, 2017—March 31, 2018)

	(Millions of Yen)
	Reportable segment				Subtotal	Adjustments	Total	IFRS Adjustment	Consolidated
	Steelmaking and steel fabrication	Engineering and construction	Chemicals and Materials	System solutions
Revenue
Revenue from external customers	4,983,335	260,908	234,108	190,310	5,668,663	—	5,668,663	44,302	5,712,965
Inter-segment revenue or transfers	33,910	33,360	3,709	53,889	124,868	(124,868)	—	—	—

Total	5,017,245	294,268	237,817	244,200	5,793,531	(124,868)	5,668,663	44,302	5,712,965

Segment profit <Business Profit>*	245,708	9,110	17,399	23,292	295,510	2,030	297,541	(8,840)	288,700

*	Segment profit for each reportable segment is measured using ordinary profit under Japanese GAAP, which is adjusted to Business Profit on IFRS-based consolidated statement of profit or loss.

Fiscal 2018 (April 1, 2018—March 31, 2019)

	(Millions of Yen)
	Reportable segment				Total	Adjustments	Consolidated
	Steelmaking and steel fabrication	Engineering and construction	Chemicals and Materials	System solutions
Revenue
Revenue from external customers	5,408,633	321,346	243,014	204,952	6,177,947	—	6,177,947
Inter-segment revenue or transfers	45,902	35,360	4,052	62,550	147,867	(147,867)	—

Total	5,454,536	356,707	247,067	267,503	6,325,814	(147,867)	6,177,947

Segment profit <Business Profit>	274,672	9,474	25,095	26,576	335,818	1,122	336,941

(Earnings per Share)

1. Profit for the year attributable to common shares of parent

	(Millions of Yen)
	Fiscal 2017 (April 1, 2017—March 31, 2018)	Fiscal 2018 (April 1, 2018—March 31, 2019)
Profit for the year attributable to owners of parent	180,832	251,169
Profit for the year not attributable to ordinary equity holders of the parent	—	—
Profit for the year used to calculate basic earnings per share	180,832	251,169

2. Average number of outstanding common shares during the period
	Fiscal 2017 (April 1, 2017—March 31, 2018)	Fiscal 2018 (April 1, 2018—March 31, 2019)
Average number of outstanding common shares during the period	882,629,157 Shares	891,387,729 Shares

Diluted earnings per share is not presented as there are no potential dilutive shares.

(Significant Subsequent Events)

None

Nippon Steel Corporation (5401)

May 9, 2019

Results and dividends of Fiscal 2018 (Year ended March 31, 2019)

	(Billions of Yen)
	2018FY	1st half	2nd half	1st half Þ 2nd half		2017FY	2017FY Þ 2018FY		Previous Forecasts (Released on Feb 6, 2019)
Revenue	6,177.9	2,940.0	3,237.9		+ 297.9	5,712.9		+ 465.0	6,200.0
Business Profitø1	336.9	158.0	178.9	ø	4 + 20.9	288.7	ø	5 + 48.2	330.0
[ R O S ]	[5.5%]	[5.4%]	[5.5%]		[+0.2%]	[5.1%]		[+0.4%]	[5.3%]
Operating profit on Non-Consolidated	25.1					6.4		+ 18.7
Additional line itemsø2	- 71.8	- 21.0	- 50.7		- 29.7
Profit for the year attributable to owners of the parent	251.1	117.0	134.1		+ 17.1	180.8		70.3	230.0
<Earnings per share (Yen)>	<281.8>	<132.6>	<149.2>		<+16.7>	<204.9>		<+76.9>	<258.0>
[R O E]	[7.9%]					[6.0%]		[+1.9%]
E B I T D Aø3	745.5	358.0	387.5		+ 29.5	655.3		+ 90.2	750.0
Interest-bearing debt	2,369.2					2,157.7		+ 211.5
D/E ratio	0.73					0.69		+0.04

Each figure on the consolidated financial result for 1st half and 2nd half of fiscal 2018 as well as fiscal 2017 is calculated based on International Financial Reporting Standards (IFRS), as the Company has disclosed the consolidated financial statements for the fiscal 2018 onwards based on IFRS.

(ø1)

Business Profit indicates the results of sustainable business activities, and is an important measure to compare and evaluate the Company’s consolidated performance continuously. It is defined as being deducted Cost of sales, Selling general and administrative expenses and Other operating expenses from Revenue, and added Equity in profit of unconsolidated subsidiaries and affiliates and Other operating income. Other operating income and expenses is composed mainly of Dividend income, Foreign exchange gains or losses, Loss on disposal of fixed assets.

(ø2)	Additional line items refer to the items that are not recurrent and are remotely related to operational activities, but have a material impact in terms of amount.
(ø3)	Business Profit + Depreciation

<Factors Influencing Performance>

(1) Nippon Steel Corporation

Consolidated crude steel output volume (10,000 tons)	4,784		2,365	2,419	+ 54	4,702	+ 82	Approx. 4,820
Non-Consolidated crude steel output volume (10,000 tons)*[1]	4,100		2,050	2,050	+ 0	4,067	+ 33	Approx. 4,130
Steel materials shipment volume (10,000 tons)*[1]	3,797		1,856	1,941	+ 84	3,779	+ 18	Approx. 3,810
Steel materials price (¥1,000/ton)*[1]	89.9		88.7	91.2	+ 2.5	84.7	+ 5.3	Approx. 89
Exchange rate (¥/$)	111		109	112	+ 3	111	- 0	Approx. 111

*1 Including Nippon Steel & Sumikin Koutetsu Wakayama Corporation in FY2017
(2) All Japan

Crude steel output volume (10,000 tons)	10,289		5,222	5,067	- 155	10,484	- 195	Approx. 10,423
Steel consumption (10,000 tons)*[2]	6,290		3,088	3,202	+ 114	6,289	+ 2	6,320
(In manufacturing industries)	(4,069)		(1,993)	(2,077)	(+ 84)	(4,040)	(+ 29)	(4,071)
<% of manufacturing>	<64.7%>		<64.5%>	<64.8%>	<+0.3%>	<64.2%>	<+0.4%>	<64.4%>
Plain carbon steel consumption	4,967		2,431	2,536	+ 105	4,974	- 7	4,996
In construction	2,141		1,056	1,085	+ 29	2,167	- 26	2,167
In manufacturing	2,826		1,375	1,451	+ 76	2,808	+ 19	2,829
Specialty steel consumption	1,323		657	666	+ 9	1,314	+ 9	1,324
Inventory volume (10,000 tons)	591	*3	623	591	- 32	583	+ 8
Rolled sheets (10,000 tons)	446	*3	440	446	+ 7	421	+ 25

*2 The Company estimates

*3 preliminary figures

<Segment Information>
	(Billions of Yen)
Revenue	6,177.9	2,940.0	3,237.9	+ 297.9	5,712.9	+ 465.0	6,200.0
Steelmaking and Steel Fabrication	5,454.5	2,590.0	2,864.5	+ 274.5	5,017.2	+ 437.3	5,500.0
Engineering and Construction	356.7	161.0	195.7	+ 34.7	294.2	+ 62.5	360.0
Chemicals and Materials	247.0	126.0	121.0	- 5.0	237.8	+ 9.2	250.0
System Solutions	267.5	125.0	142.5	+ 17.5	244.2	+ 23.3	258.0
Adjustment*4	(147.8)	(62.0)	(85.8)	- 23.8	(80.5)	- 67.3	(168.0)

Business Profit	336.9	158.0	178.9	+ 20.9	288.7	+ 48.2	330.0
Steelmaking and Steel Fabrication	274.6	132.0	142.6	+ 10.6	245.7	+ 28.9	280.0
Engineering and Construction	9.4	3.0	6.4	+ 3.4	9.1	+ 0.3	8.5
Chemicals and Materials	25.0	13.0	12.0	- 1.0	17.3	+ 7.7	22.0
System Solutions	26.5	11.5	15.0	+ 3.5	23.2	+ 3.3	24.0
Adjustment*4	1.1	(1.5)	2.6	+ 4.1	(6.8)	+ 7.9	(4.5)

*4	Including the amount of adjustment for IFRS

ø2 Additional line items

(Billions of Yen)
	2018FY	1st half	2nd half
Additional line items Total	▲ 71.8	▲ 21.0	▲ 50.7
Losses on natural disaster	▲ 22.3	▲ 21.0	▲ 1.3	Typhoon and heavy rainfall
Losses from reorganization	▲ 49.4	—	▲ 49.4	Impairment loss, loss on business withdrawal, loss on inactive facilities and others

(ø4, 5) Analysis in Business Profit (Billions of Yen)	1st half Þ2nd half change	2016FY Þ2017FY change		Change from the previous forecasts
Change in Business Profit	+21.0	+48.0		+7.0

1. Ferrous materials business	+11.0	+ 29.0		-5.0

① Manufacturing shipment volume	+3.0	+7.0		-9.0
② Selling prices and production mix	+17.0	+179.0	}	~
③ Raw materials prices (including carry-over of raw materials)	-26.0	-110.0
④ Cost improvement	~	+44.0		~
⑤ Inventory evaluation impact	-17.0	-24.0		+3.0
⑥ Group companies (including raw materials interests and inventory evaluation impact)	+5.0	-10.0		+8.0
⑦ FOREX	-9.0	+9.0		~
⑧ Loss on disaster	+19.0	-35.0		~
⑨ Other	+19.0	-31.0		-7.0
2. Non-ferrous materials business	+ 6.0	+ 11.0		+ 6.0

3. Adjustments	+ 4.0	+ 8.0		+ 6.0

[Dividends]

As announced on February 6, 2019, the Company plans to request the approval of the General Meeting of Shareholders to distribute a year-end dividend payment of ¥40 per share in accordance with the basic profit distribution policy previously described. This would bring the full-year dividend distribution amount to ¥80 per share, representing a consolidated payout ratio of 28.5% (IFRS basis) for fiscal 2018.

[Outlook for Operations in Fiscal 2019]

The Company is unable at this time to establish reasonably accurate earnings estimates for fiscal 2019. This is due to ongoing initiatives to secure appropriate sales prices to maintain continuity in supply, and the fact that the Company is under negotiation with customers regarding possible improvement of steel products, in light of the impacts of increased costs, stemming from a rise in prices of primary raw materials as well as rises in costs of commodity materials, other materials procurement, and distribution. the Company will disclose earnings forecasts when reasonable estimates become possible.

(Continued on the following page)

Profit Structure (JPY bn.)

The majority of consolidated business profit came from group companies for the past 3 years.

FY18 Consolidated Business Profit 336.9

Non-consolidated operating profit 25.1

Inventory valuation +39.0

excl. Inventory valuation (14.0)

Cf. Trend of non-consolidated operating profit

	FY13	FY14	FY15	FY16	FY17	FY18
Non-consolidated OP	186.9	228.6	56.2	(29.1)	6.4	25.1
Inventory Valuation	16.0	(15.0)	(64.0)	(39.0)	63.0	39.0
excl. Inventory Valuation	**171.0**	**244.0**	**120.0**	**10.0**	**(57.0)**	**(14.0)**

Group companies 231.3

Overseas
Domestic rerollers
EAF
Others
Trading firm, transportation & vessel ownership etc.
NIPPON STEEL Stainless

Non steel businesses 61.1

Engi-neering
9.4
Chemicals & Materials
25.0
System solutions
26.5

Non-operating profit/loss of parent company, Elimination of intra-company transactions etc. 19.4

Cf. Trend of non-consolidated operating profit

~FY12 : ex-NSC + ex-SMI
Plaza accord
Bubble burst
Ex- SMI
Financial crisis
Yen appreciation, Great East Japan Earthquake
Ex- NSC
25.1
FY82 FY83 FY84 FY85 FY86 FY87 FY88 FY89 FY90 FY91 FY92 FY93 FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18

Cf. Crude steel production (non-consolidated) (MMT/year)

45.67
44.96
42.62
42.17
40.67
41.00
45.00
FY 13
FY 14
FY 15
FY 16
FY 17
FY 18
2020 MTMP

Cf. Price hike of commodity materials and transportations etc. (JPY bn./year)

175.0
99.0
76.0
34.0
65.0
base
34.0
FY16 1H
FY16 2H
FY17 2H
FY18 2H

NIPPON STEEL

© 2019 NIPPON STEEL CORPORATION All Rights Reserved.

Initiatives for Profitability & Financial Soundness

Accelerating initiatives to secure & strengthen the profit base,
1) initiatives to be carried out immediately and 2) initiatives to be taken when plans become concrete.

Steady implementation of 2020MTMP's initiatives

Rebuild & enhance strength in manufacturing & sales and marketing

Manufacturing : Strengthen production line management & stabilize steel mills' operation
→ **Realize our full potential of production & shipment**

Sales and marketing : Make the value of our products/services and improve prices in light of impacts from cost increase
(Key raw materials (iron ore & coking coal), auxiliary raw materials (alloys), refractory materials and transportation etc.)
→ **Secure appropriate sales price**

Cash management reinforcement

Asset compression + 100~200 bn. on top of the original 2020 MTMP

Efficient CAPEX infusion based on long-term refurbishing plan

Asset compression (JPY bn.)

200～300
+100 ~200
Cf. FY12～17 In total 780bn.
100
100
Original 2020MTMP
FY18 Actual
FY18～20 Plan

Drastic measures for boosting profitability

Build lean & optimal production framework

Improve operating level of competitive production lines and increase productivity by adopting advanced IT
→ Utilize the advantages of our production framework and overcome our drawbacks
Evaluate each product / each area of business to define direction

- Closure of Kashima Works' UO pipe mill by the end of Oct. 2019 (plan)
  Reflecting the change of SD situation, decided to close Kashima's UO pipe mill and to transfer its production to Kimitsu, aiming to build stronger UO pipe business targeting at high-end market.

NIPPON STEEL

© 2019 NIPPON STEEL CORPORATION All Rights Reserved.

Nippon Steel Corporation (5401)

May 9, 2019

Nippon Steel Corporation

Code Number: 5401

Listings: Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges

Contact: Fumiaki Ohnishi, General Manager, Public Relations Center-Tel: +81-3-6867-2130

Supplementary Information on the Financial Results

for Fiscal 2018

Japanese Steel Industry

1. Crude Steel Production

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	26.09	25.94	52.04	26.39	26.41	52.80	104.84
2018FY	26.56	25.65	52.22	25.70	24.97	50.67	102.89

2. Inventory Volume

At the end of:		Inventory at manufacturers and distributors	Inventory /shipment ratio	Rolled sheets *1	H-flange beams*2
		(million tons)	(%)	(million tons)	(million tons)
Mar.	2017	5.37	(124.8)	3.80	0.201
Apr.	2017	5.54	(151.7)	3.88	0.197
May	2017	5.78	(155.9)	4.09	0.197
June	2017	5.56	(139.9)	4.01	0.193
July	2017	5.42	(142.0)	3.95	0.189
Aug.	2017	5.66	(158.4)	4.14	0.179
Sep.	2017	5.70	(145.4)	4.16	0.182
Oct.	2017	5.83	(150.1)	4.11	0.176
Nov.	2017	5.66	(139.2)	4.00	0.173
Dec.	2017	5.67	(149.2)	4.04	0.175
Jan.	2018	5.86	(157.5)	4.15	0.185
Feb.	2018	5.81	(154.4)	4.12	0.196
Mar.	2018	5.83	(140.8)	4.21	0.200
Apr.	2018	5.79	(145.8)	4.15	0.196
May	2018	5.87	(150.1)	4.34	0.200
June	2018	5.92	(149.3)	4.41	0.207
July	2018	5.68	(143.1)	4.20	0.208
Aug.	2018	6.01	(170.5)	4.39	0.204
Sep.	2018	6.23	(176.6)	4.40	0.198
Oct.	2018	5.87	(132.0)	4.26	0.184
Nov.	2018	5.59	(133.8)	4.14	0.184
Dec.	2018	5.73	(151.5)	4.17	0.187
Jan.	2019	5.98	(154.4)	4.40	0.195
Feb.	2019	5.93	(152.5)	4.41	0.208
Mar.*3	2019	5.91	(139.5)	4.46	0.219

*1	Hot-rolled, cold-rolled and coated sheets
*2	Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation
*3	Preliminary report

Nippon Steel Corporation (5401)

May 9, 2019

Nippon Steel Corporation

3. Pig Iron Production

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	9.92	10.13	20.05	10.08	10.49	20.57	40.61
2018FY	10.25	10.24	20.49	10.24	10.13	20.37	40.86

Including Hokkai Iron & Coke Co., Ltd. and Nippon Steel & Sumikin Koutetsu Wakayama Corporation*1

4. Crude Steel Production

(Consolidated basis (The Company and its consolidated subsidiaries))

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	11.49	11.74	23.23	11.72	12.07	23.79	47.02
2018FY	11.89	11.76	23.65	12.13	12.06	24.19	47.84

(Non-consolidated basis)

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	9.90	10.19	20.09	10.08	10.50	20.58	40.67
2018FY	10.29	10.21	20.50	10.29	10.22	20.50	41.00

Including Nippon Steel & Sumikin Koutetsu Wakayama Corporation*1

5. Steel Products Shipment

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	9.34	9.39	18.72	9.39	9.67	19.07	37.79
2018FY	9.57	8.99	18.56	9.92	9.48	19.41	37.97

Including Nippon Steel & Sumikin Koutetsu Wakayama Corporation*1

6. Average Price of Steel Products

	(thousands of yen / ton)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	84.0	83.0	83.5	86.0	85.7	85.8	84.7
2018FY	87.2	90.2	88.7	91.5	90.9	91.2	89.9

Weighted average of the Company and Nippon Steel & Sumikin Koutetsu Wakayama Corporation*1

Nippon Steel Corporation (5401)

May 9, 2019

7. Export Ratio of Steel Products (Value basis)

	(%)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	42	41	42	41	41	41	41
2018FY	41	41	41	40	37	39	40

Weighted average of the Company and Nippon Steel & Sumikin Koutetsu Wakayama Corporation*1

8. Foreign Exchange Rate

	(¥/$)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	111	111	111	113	110	111	111
2018FY	108	111	109	113	110	112	111

9. Amount of Capital Expenditure and Depreciation

(Consolidated basis)

	(billions of yen)
	Capital Expenditure	Depreciation
2017FY	411.9	340.7
2018FY*[2]	440.8	408.6

*1	Nippon Steel & Sumikin Koutetsu Wakayama Corporation was merged into Nippon Steel Corporation on April 1, 2018.
*2	included for impacts of transition to IFRS and other impacts